Exhibit 21.1

SUBSIDIARIES

The following are significant subsidiaries of the Registrant as of December 31, 2023 and the states or jurisdictions in which they are organized. Each subsidiary is indented beneath its principal parent. The Registrant owns, directly or indirectly, 100% of the voting securities of all of the subsidiaries included below.

Subsidiary	State of Incorporation
Griid Holdco LLC	Delaware
Griid Infrastructure LLC	Delaware
Red Dog Technologies LLC	Delaware
GIB Compute LLC	Delaware
Union Data Diner LLC	Delaware
Data Black River LLC	Delaware
Ava Data LLC	Delaware
Jackson Data LLC	Delaware
Badin Data LLC	Delaware
Tullahoma Data LLC	Delaware
Rutledge Development & Deployment LLC	Delaware
LaFollette Data LLC	Delaware